As filed with the Securities and Exchange Commission on July 20, 2009

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

Amendment No. 3 to Application for an Amended Order under Section 6(c) of the Investment Company Act of 1940, as amended, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act.

___________________________________________

In the Matter of

Rafferty Asset Management, LLC

Direxion Shares ETF Trust

File No. 812-13610
___________________________________________

Please send all communications to:

Francine J. Rosenberger, Esq.
Stacy L. Fuller, Esq.
K&L Gates LLP
1601 K Street, NW
Washington, DC 20006
Phone: (202) 778-9000
Fax: (202) 778-9100

Page 1of 19

In the Matter of Rafferty Asset Management, LLC Direxion Shares ETF Trust 33 Whitehall Street, 10th Floor New York, NY 10004 File No. 812-13610

Amendment No. 3 to Application for an Amended Order under Section 6(c) of the Investment Company Act of 1940, as amended, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act.

TABLE OF CONTENTS

Page

I.	Summary of Application		4

II.	Background		6

	A.	Applicants	6

	B.	Applicants’ Proposal	7

III.	Request for Relief		14

IV.	Express Conditions to this Application		14

V.	Names and Addresses		14

VI.	Authorization and Signatures		16

Verification – Rafferty Asset Management LLC			18

Verification – Direxion Shares ETF Trust			19

I.         Summary of Application

Direxion Shares ETF Trust (the “Trust”) currently operates pursuant to an order previously granted by the Securities and Exchange Commission (“Commission”) to the Applicants (“Prior Order”).1 In this amendment dated July 20, 2009, to the application dated December 17, 2008 (“Application”), the undersigned Applicants (“Applicants”) respectfully apply for and request an order amending the Prior Order under Section 6(c) of the Investment Company Act of 1940, as amended (“Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act (“Amended Order”). All defined terms contained in the Prior Application are equally applicable to this Application unless expressly modified or altered herein.

The Prior Order permits, among other things:

•	the Funds to issue shares that would trade on a national securities exchange (“Exchange”), such as NYSE Arca, Inc., at negotiated market prices rather than at net asset value (“NAV”);

•	the Funds’ exchange-traded shares (“ETS”) to be redeemable in large aggregations only (“Creation Units”);

•

dealers to sell ETS to purchasers in the secondary market unaccompanied by a statutory prospectus,

when prospectus delivery is not required by the Securities Act of 1933, as amended (“Securities Act”);

•	certain series to pay redemption proceeds, under certain circumstances, more than seven days after the tender of ETS for redemption; and

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1 Investment Company Act Release Nos. 28379 (September 12, 2008) (notice) and 28434 (October 6, 2008)  (order). The application on which the Prior Order was issued is referred to as the “Prior Application.”

•	certain affiliated persons of the Funds to buy securities from, and sell securities to the Funds, in connection with the in-kind purchase and redemption of such Funds’ ETS.[2]

Applicants seek to amend the Prior Order as described below. Applicants propose:

•

to amend the term “Financial Instruments” defined in the Prior Application to now include short positions

(“Short Positions”) in the component securities (“Component Securities”) comprising the relevant Underlying

Indices, as defined below, for the Funds;

•

to expand the ability of each Fund designed to correspond to the return of its Underlying Index (each a

“Conventional Fund”) to invest a minimum of only 80% of its total assets (exclusive of collateral held for purposes of securities lending) in the Component Securities;

•

to expand the category of Conventional Funds to include Funds that seek to match the performance of an index that primarily is focused on U.S. equity securities and that applies a strategy referred to as 130/30 (“130/30

Funds”);

•

to permit Funds to seek a specified multiple, up to 300%, of the performance of an Underlying Index

(“Leveraged Funds”) and Funds to seek a specified multiple, up to 300%, of the inverse performance of an

Underlying Index (“Inverse Funds”)[3];

•	to amend the Prior Order to permit a Leveraged Fund to determine what percentage, if any, of its total assets to invest in the Component Securities;

•	to amend the Prior Order by deleting the relief granted from the requirements of Section 24(d) of the Act and revising the Prior Application by deleting all discussions relating to

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2 See, footnote I, supra.

3 Applicants acknowledge that this definition of Leveraged Funds and Inverse Funds supersedes the definition of these terms in the Prior Application.

such relief, including all references to Product Descriptions in the body of the Prior Application and in the conditions; and

•

to amend the terms and conditions of the Prior Application such that all representations and conditions contained in the Prior Application and the current Application that require a Fund to disclose particular information in the Fund’s Prospectus and/or annual report shall remain effective with respect to the

Fund until the time the Fund complies with the disclosure requirements adopted by the Commission in

Investment Company Act Release No. 28584 (Jan. 13, 2009).

All Funds will be offered pursuant to the same terms, provisions and conditions of the Prior Application and the Prior Order, as further amended or modified by this Application.

Applicants believe that (i) with respect to the relief requested pursuant to Section 6(c), the requested exemption is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act and (ii) with respect to the relief requested pursuant to

Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; that the proposed transactions are consistent with the policies of each Fund; and that the proposed transactions are consistent with the general purposes of the Act. Such relief is collectively referred to herein as “Relief.”

II.       Background

A.       Applicants

Direxion Shares ETF Trust was organized under the laws of Delaware as a statutory trust on April 23,

2008. The Trust is registered under the Act as an open-end management investment company and is authorized to offer an unlimited number of series.

The Trust currently offers and sells ETS of certain of the Funds pursuant to a registration statement filed with the Commission on Form N-IA, as amended (“Registration Statement”). Applicants request that any

Amended Order issued in respect of this Application apply equally to any Fund that operates pursuant to the terms and conditions of the Prior Application as revised by this Application. Each Fund will be advised by

Rafferty Asset Management, LLC (“Adviser”), or an entity controlled by or under common control with the

Adviser. Applicants will not seek to register any Fund or list the ETS of any Fund without complying with all applicable listing rules of the primary listing Exchange.

The Adviser may enter into subadvisory agreements with additional investment advisers who may serve as subadviser to the Trust and any of its series. Any subadviser to the Trust or a Fund will be registered under the Investment Advisers Act of 1940 (“Advisers Act”).

B.       Applicants’ Proposal

As was stated in the Prior Application, Applicants expect each Conventional Fund to have an annual tracking error of less than 5% relative to its Underlying Index. Applicants expect each Leveraged Fund and

Inverse Fund to have daily tracking error of less than 5% relative to the specified multiple, inverse, or inverse multiple (as applicable) of the performance of its relevant Underlying Index. The Prospectus and Statement of

Additional Information (“SAI”) of each Fund disclose that, while close tracking of a Leveraged Fund or Inverse

Fund to the multiple, the inverse, or the inverse multiple of its respective Underlying Index may be achieved on any single trading day, over time, the cumulative percentage increase or decrease in the NAV of such

Leveraged Fund or Inverse Fund and the cumulative percentage increase or decrease in the multiple of the return of its Underlying Index may diverge significantly due to leverage and the compounding effect of losses and gains on the returns of the Leveraged Fund or Inverse

Fund. The Prospectus and SAl of each such Fund provide numerous charts and graphs illustrating the same.

1.     Inclusion of Short Positions within the Definition of Financial Instruments.

As stated above, Applicants intend that the definition of Financial Instruments, which has been defined in the Prior Application to include futures contracts, options on securities, indices and futures contracts, equity caps, collars and floors, swap agreements, forward contracts, and reverse repurchase agreements, be expanded to include Money Market Instruments and Short Positions in the Component Securities. At times, using Short

Positions may be a more efficient and cost-effective investment technique than using other types of Financial

Instruments. Applicants believe that expanding the definition of Financial Instruments will provide for more flexible portfolio management with respect to the Funds as they seek to achieve their investment objectives.

Additionally, Applicants wish to clarify that Conventional and Leveraged Funds intend to use Financial

Instruments to gain exposure to both the equity securities and the fixed-income securities that are Component

Securities.4

2.     Conventional Funds.

The Prior Application provided that each Conventional Domestic Fund would hold at least 95% and each

Conventional Foreign Fund and Conventional Fixed Income Fund would hold at least 80% of its total assets in the Component Securities. As stated above, Applicants now wish to amend the Prior Application to provide that each Conventional Fund will invest at least 80% of its total assets (exclusive of collateral held for purposes of securities lending) in the Component Securities and/or investments that have economic characteristics that are substantially identical to the economic characteristics of the Component Securities. However, a

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4 The discussion of Financial Instruments in the Prior Application did not specifically refer to fixed income securities.

Conventional Fund may at times invest up to 20% of its total assets (exclusive of collateral held for purposes of securities lending) in Financial Instruments and Money Market Instruments, which the Adviser believes will help the Conventional Fund track its index. Except as discussed below with respect to 130/30 Funds, as a general matter, the securities specified as the Deposit Securities and the Redemption Securities will correspond,

pro rata, to the securities held by each Conventional Fund. Applicants believe that such relief would provide

Conventional Funds with additional operational flexibility to pursue more efficient and cost-effective techniques in achieving their investment objectives. Applicants also note that the Commission has granted exemptive relief to other exchange-traded funds that follow the 80% standard.5

3.     130/30 Funds.

As stated above, the Applicants wish to expand the category of Conventional Funds to include 130/30

Funds. In general, “130/30” strategies refer to strategies that: (i) establish long positions in securities such that total long exposure amounts to approximately 130% of net assets; and (ii) simultaneously establish short positions in other securities such that total short exposure amounts to approximately 30% of net assets. Many mutual funds exist that employ an actively-managed 130/30 strategy. Their portfolio managers exercise discretion and select long positions and select short positions based upon their judgment and any constraints imposed on them.

The 130/30 Funds intend to employ a 130/30 approach but in contrast to actively managed 130/30 strategies, the 130/30 Funds will operate as indexed ETFs. The Adviser will not actively select positions for the

130/30 Funds. Instead, the 130/30 Funds will seek to produce the return of an Underlying Index that employs a

130/30 strategy. The 130/30 Funds will not

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5 See ProShare Advisors, LLC and ProShares Trust, ICA Rel. Nos. 28696 (Apr. 14, 2009) (notice) and 28724 (May 12, 2009) (order).

take long positions in any securities that are not Component Securities. The Underlying Indices for the 130/30

Funds will employ a rules-based approach based on specified factors to determine the components and weighting of the components of the index, both long and short. As with other Underlying Indices, the

Underlying Indices for 130/30 Funds will have a well developed, fully specified methodology, and be created and operated by a third-party, unaffiliated Underlying Index Provider.

With respect to a 130/30 Fund’s 130% of net assets long position, each such Fund plans to hold a combination of Component Securities and total return swap positions that correlate with the leveraged long

(130%) piece of their respective Underlying Index. With respect to such Fund’s 30% of net assets short position, each 130/30 Fund expects to hold total return swap positions that correlate to the short (-30%) piece of their respective Underlying Index. Accordingly, both traditional index ETFs and the 130/30 Funds will operate in essentially the same fashion; they seek to hold portfolio positions intended to produce the return of their underlying index.

Comparable to other Conventional Funds, each 130/30 Fund will hold at least 80% of its total assets

(exclusive of collateral held for purposes of securities lending) in the Component Securities that are specified for the long positions in its Underlying Index. For example, and assuming a 130/30 Fund’s total assets equal $100, the Fund would take at least $80 (i.e., 80%) and invest it directly in Component Securities representing the long positions of its Underlying Index. The remaining $20 could be invested in such Component Securities, cash equivalents or other securities. The 130/30 Fund would then enter into financial instruments to replicate the remaining 50% long and 30% short positions as dictated by its Underlying Index. The liquid

assets in the 130/30 Fund would collateralize those derivative positions consistent with the requirements of, and

SEC staff positions regarding, Section 18(f) of the Act.

The creation and redemption process for the 130/30 Funds will be the same as for the existing Leveraged

Funds in that ETS will generally be purchased and redeemed for a basket of in-kind securities and cash, or solely cash. The 130/30 Funds’ prospectus will disclose that a Creation Unit can be purchased with and redeemed for either: i) in-kind securities and cash; or ii) solely cash. The Adviser generally permits the Authorized Participant to choose whether to create or redeem an all cash creation or a combination of in-kind securities and cash. The Adviser may permit only one method, however, if in its sole discretion it believes that the alternative method of creation or redemption would be, or potentially would be,

harmful to shareholders or the Fund (e.g., adverse tax consequences).  There will be no Short Positions in the Deposit Basket or the list of Redemption Securities for 130/30 Funds.  Similar to existing

Leveraged and Inverse ETFs, the IIV file and the holdings file publicly available on the Funds’

website will include Deposit Basket information as well as information relating to derivative positions such that the intraday value of a 130/30 Fund can accurately be calculated. The investment characteristics of the derivative positions used to achieve the 30% short exposure and the remaining long exposure not held directly in Component Securities will be described in sufficient detail for market participants to understand the principal investment strategies of the 130/30 Funds and to permit informed trading of such

 Funds’ ETS.

4.     Leveraged Funds.

The Prior Application provided that each Leveraged Fund would hold 80% to 100% of its total assets in

Component Securities. As stated above, Applicants now wish to amend the Prior Application to provide each

Leveraged Fund with flexibility to determine what percentage, if any, of its total assets to be invested in the Component Securities. Each Leveraged Fund will hold Money

Market Instruments and Financial Instruments in percentage levels consistent with the requirements of the Act,

rules and regulations promulgated thereunder and Commission staff positions relating thereto. Applicants believe that this additional flexibility will be useful in managing each Leveraged Fund’s Portfolio assets because it will provide each such Fund with a broader range of potentially cost-effective measures for gaining the stated exposure to its Underlying Index.

As stated above, Applicants also seek to amend the Prior Order in order to permit Leveraged Funds to seek a specified multiple of up to 300% of the performance of, and Inverse Funds to seek a specified multiple of up to 300% of the inverse performance of, an underlying securities index. Applicants believe that such relief for

Leveraged and Inverse Funds would, as compared to the relief afforded by the Prior Order, provide investors and financial professionals with sufficient opportunity to experience “leveraged” investment results, as well as an increased ability to manage their exposure to market risk on a low-cost basis.

5.     Conventional Foreign Funds.

Any Conventional Foreign Fund will invest at least 80% of its total assets in the Component Securities of its Underlying Index and Depositary Receipts representing such Component Securities. Each such Conventional

Foreign Fund may be invested in Component Securities (whether listed on a foreign or U.S. exchange) and/or

Depositary Receipts representing such Component Securities, as well as in Financial Instruments and Money

Market Instruments. Applicants are not seeking relief from section 22(e) with respect to holdings of

Conventional Foreign Funds of shares of foreign companies that are listed on U.S. exchanges and that are being held as Component Securities.

6.	Deletion of Relief in the Prior Order from Section 24(d) under the Act and Changes to Disclosure Requirements.

As stated above, Applicants seek to amend the Prior Order to delete the relief granted to Applicants from

Section 24(d) of the Act. Applicants believe that the deletion of the exemption from Section 24(d) that was granted in the Prior Order is warranted because the adoption of the summary prospectus under Investment

Company Act Release No. 28584 (Jan. 13, 2009) (the “Summary Prospectus Rule”) should supplant any need by a Fund to use a Product Description. Applicants also note that, to date, no Fund has utilized a Product

Description. The deletion of the relief granted with respect to Section 24(d) of the Act from the Prior Order will also result in the deletion of related discussions in the Prior Application, revision of the Prior Application to delete references to the Product Description including in the conditions, and the deletion of condition 4 in the

Prior Application.

Applicants also seek to amend the terms and conditions of the Prior Application to provide that all representations and conditions contained in the Prior Application and the current Application that require a

Fund to disclose particular information in the Fund’s Prospectus and/or annual report shall remain effective with respect to the Fund until the time the Fund complies with the disclosure requirements adopted by the

Commission in the Summary Prospectus Rule. Applicants believe that the proposal to supersede the representations and conditions requiring certain disclosures contained in the Prior Application and the current application is warranted because the Commission’s amendments to Form N-1A with regard to exchange-traded funds as part of the Summary Prospectus Rule reflect the Commission’s view with respect to the appropriate types of prospectus and annual report disclosures for an exchange-traded fund.

III.     Request for Relief

Applicants seek an order under Section 6(c) of the Act amending the Prior Order to grant an exemption from Sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and Rule 22c-1 under the Act, as well as an exemption from Sections 17(a)(1) and 17(a)(2) of the Act pursuant to Sections 6(c) and 17(b) of the Act to permit the above-described changes in the operation of the Funds.

IV.     Express Conditions to this Application

Applicants agree that any Amended Order of the Commission granting the requested relief will be subject to the same conditions as those imposed by the Prior Order except for condition 4 which will be deleted. All representations and conditions contained in this Application and the Prior Application that require a Fund to disclose particular information in the Fund’s Prospectus and/or annual report shall remain effective with respect to the Fund until the time that the Fund complies with the disclosure requirements adopted by the Commission in Investment Company Act Release No.

28584 (Jan. 13, 2009).

V.      Names and Addresses

The following are the names and addresses of the Applicants:

A.	Direxion Shares ETF Trust Rafferty Asset Management LLC 33 Whitehall Street New York, NY 10004

B.	Rafferty Asset Management LLC 33 Whitehall Street New York, NY 10004

All questions concerning this Application should be directed to the persons listed on the facing page of this Application.

Authorization and Signatures

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants. Daniel O’Neill is authorized to sign and file this document on behalf of the Trust pursuant to the general authority vested in him as President.

Direxion Shares ETF Trust

By:	/s/ Daniel D. O’Neill
Name: Daniel D. O’Neill Title: President

Dated: July 20, 2009

VI.     Authorization and Signatures

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants. Daniel O’Neill is authorized to sign and file this document on behalf of the Adviser pursuant to the general authority vested in him as Managing Member.

Rafferty Asset Management LLC

By:	/s/ Daniel D. O’Neill
Name: Daniel D. O’Neill Title: Managing Member

Dated: July 20, 2009

Verification

The undersigned, being duly sworn, deposes and says that he has duly executed the attached

Application for an order, dated as of July 20, 2009, for and on behalf of the Trust; that he is the President of such Trust; and that all actions taken by the trustees and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Daniel D. O’Neill
Name: Daniel D. O’Neill Title: President

Verification – Rafferty Asset Management LLC

The undersigned being duly sworn deposes and says that he has duly executed the attached Application for and on behalf of Rafferty Asset Management LLC, that he is Managing Member of Rafferty Asset Management

LLC., and is authorized to sign the Application on its behalf, and that all actions by officers and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Daniel O’Neill
Daniel O’Neill
Managing Member

Verification – Direxion Shares ETF Trust

The undersigned being duly sworn deposes and says that he has duly executed the attached Application for and on behalf of Direxion Shares ETF Trust, that he is President of Direxion Shares ETF Trust, and is authorized to sign the Application on its behalf, and that all actions by shareholders, trustees and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Daniel O’Neill
Daniel O’Neill
President